Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

PennantPark Investment Corporation and Subsidiaries

We consent to the use of our audit reports dated November 13, 2013 with respect to the consolidated financial statements of PennantPark Investment Corporation and subsidiaries (the “Company”) as of September 30, 2013 and 2012 and for each of the years in the three-year period ended September 30, 2013, and the effectiveness of internal control over financial reporting as of September 30, 2013, included in the Registration Statement on Form N-2 and to the references to our firm under the headings “Recent Developments”, “Selected Financial Data”, “Senior Securities” and “Independent Registered Public Accounting Firm” in such registration statement.

/s/KPMG LLP

New York, New York

December 11, 2013